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                                                                   Exhibit 21.01

                         SUBSIDIARIES OF THE REGISTRANT

1. Jazz Casino Company, L.L.C., a limited liability company organized under the laws of the State of Louisiana. It is anticipated that Jazz Casino will do business under the name "Jazz Casino Company, L.L.C."

2. JCC Development Company, L.L.C., a limited liability company organized under the laws of the State of Louisiana. It is anticipated that JCC Development Company, L.L.C. will do business under the name "JCC Development Company, L.L.C."

3. CP Development, L.L.C. , a limited liability company organized under the laws of the State of Louisiana. It is anticipated that CP Development, L.L.C. will do business under the name "CP Development, L.L.C."

4. FP Development, L.L.C., a limited liability company organized under the laws of the State of Louisiana. It is anticipated that FP Development, L.L.C. will do business under the name "FP Development, L.L.C."